Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Acquires Interest in an Emerging District-Scale Porphyry Copper-Gold Discovery Vancouver, British Columbia, September 6, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) –

Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the Company’s participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia. Eurasian Capital, an EMX business unit led by Paul Zink, identified InterGeo Resources LLC (“IGR”), a privately-held exploration company, as an early-stage investment opportunity in 2011. EMX has invested US $3.04 million through four separate private financings, and is IGR’s largest shareholder with a 36% equity position on a fully-diluted basis. The Malmyzh exploration and mining licenses are held by a joint venture between IGR and Freeport McMoran Exploration Corporation (“Freeport” or “FMEC”), with IGR operating and managing the project. EMX believes Malmyzh is an exciting grassroots discovery that is rapidly developing into a belt-scale exploration play.

IGR has advised that diamond drilling confirmed porphyry copper-gold mineralization at fourteen separate target areas within a district-scale, 16 by 5 kilometer intrusive corridor concealed beneath a shallow cover of soil and vegetation. IGR reported drill intercepts from two of the fourteen prospects as highlighted below:

  111.6 meters averaging 0.80% copper and 1.01 g/t gold (1.51% Cu equivalent) within a broader zone of 459.3 meters averaging 0.36% copper and 0.41 g/t gold (0.65% Cu equivalent)
  406.7 meters averaging 0.52% copper and 0.29 g/t gold (0.72% Cu equivalent)
  223.1 meters averaging 0.54 % copper and 0.18 g/t gold (0.66% Cu equivalent)

The joint venture is currently advancing the project towards initial resource definition, and designing an exploration program to: a) follow up on multiple zones of higher-grade copper-gold mineralization, b) expand the drill defined extent of the fourteen known centers of copper-gold mineralization, and c) conduct initial drill tests of additional target areas identified from geophysical and surface geochemical anomalies along the belt.

Malmyzh Project Background. Malmyzh is located in Far East Russia, approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project has excellent logistics and infrastructure, including high voltage power lines, a paved national highway, and a rail line that are all nearby to the property. As well, the Amur River lies within two kilometers of the project boundary and is directly linked to major shipping ports. The property is covered by two mining and exploration licenses that total 153 square kilometers.

Freeport (previously Phelps Dodge) identified Malmyzh as a prospective target for porphyry copper mineralization in 2006, and over a three-year period conducted surface geochemical sampling, geophysical surveys, and reconnaissance drilling totaling eight core holes (1,126 meters). This reconnaissance drilling intersected copper-gold mineralization in five of the early-stage target areas. Subsequently, IGR earned a 51% ownership interest in Freeport’s Russian subsidiary that controlled the property and other assets in 2011 by completing 12,000 meters of drilling. Freeport does not retain any "clawback" or NSR provisions under the terms of the agreement with IGR. Should either party reduce its interest to under 10% of the joint venture, their interest reverts to a ½ cent (US) per pound payment of recoverable copper equivalent in the proven and probable categories of mineral reserves derived from each feasibility study through the life of the project.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

The IGR team is led by President and CEO Tom Bowens, and includes key personnel with in-country expertise and a track record of exploration discovery and project development. EMX is contributing executive management guidance to IGR with the appointment of David M. Cole as the Chairman of the Board of Managers and M. Stephen Enders as a board member.

Malmyzh Geologic and Exploration Overview. Malmyzh’s porphyry centers occur as Cretaceous-aged dioritic to granodioritic stocks that intruded and altered siltstone and sandstone sedimentary sequences. The project’s terrain consists of low relief hills within the Amur River valley, with bedrock covered by a relatively shallow veneer of colluvium and alluvium. Drill targeting has focused principally on geophysical and soil geochemical anomalies, with an excellent track record of success to date.

Copper-gold porphyry mineralization consists of near-surface (i.e., within 2-50 meters of the surface) zones of chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the altered and stockworked sedimentary wall rocks. To date, 90 drill holes (29,300 meters) have been completed with 59 holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization. The Central Zone is the most advanced prospect, having been drill defined at a 200 meter spacing. Drill results reported by IGR are summarized in the table below.

Hole	Area	TD	From (m)	To (m)	Width (m)	Cu %	Au g/t	Cu Eq %
AMM-035	CENTRAL	450.6	43.9	450.6	406.7	0.52	0.29	0.72
		including	140.1	431.0	290.9	0.57	0.34	0.81
AMM-041	CENTRAL	680.8	423.1	646.2	223.1	0.54	0.18	0.66
		including	591.3	635.2	43.9	1.23	0.53	1.60
AMM-042	CENTRAL	598.8	32.6	288.1	255.5	0.57	0.17	0.69
			386.0	547.7	161.7	0.36	0.09	0.42
AMM-030	NORTH	452	2.0	452.0	450.0	0.31	0.06	0.35
		including	26.9	39.7	12.8	1.22	0.08	1.28
		including	203.8	225.5	21.7	0.61	0.32	0.83
AMM-069	DESTINY	403.8	16.0	384.8	368.8	0.33	0.22	0.48
		including	16.0	117.2	101.2	0.41	0.26	0.60
		including	236.2	292.5	56.3	0.58	0.44	0.89
AMM-077	ABV	461.1	188.1	331.0	142.9	0.40	0.09	0.46
AMM-037	FREEDOM	334	33.8	334.0	300.2	0.36	0.37	0.62
		including	48.0	73.2	25.2	0.78	0.33	1.01
		including	141.0	236.8	95.8	0.51	0.58	0.91
AMM-056	FREEDOM	484.5	25.2	484.5	459.3	0.36	0.41	0.65
		including	25.2	136.8	111.6	0.80	1.01	1.51
AMM-082	VALLEY	404.8	46.0	404.8	358.8	0.45	0.20	0.59
		including	217.0	298.0	81.0	0.53	0.31	0.74
AMM-033	VALLEY	338	37.4	315.6	278.2	0.39	0.13	0.48
AMM-002	FLATS	475.7	1.0	475.7	474.7	0.26	0.28	0.46
		including	56.8	74.9	18.1	0.43	1.49	1.47
		including	213.3	347.6	134.3	0.35	0.45	0.67
FMXC-004	FLATS	197.6	2.0	197.0	195.0	0.39	0.29	0.59
		including	15.0	49.0	34.0	0.52	0.29	0.72

Copper equivalent calculated as Cu% + (Au g/t * 0.7) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

The joint venture’s ongoing exploration programs are slated to include additional geophysical surveys, geochemical sampling, and diamond drilling.

Comments on Drilling, Sampling, Assaying, and QA/QC. The Malmyzh exploration samples were collected in accordance with accepted industry standards and procedures. The samples were submitted to Ingiredmet Laboratories (ISO 9001:2008 accredited) in Irkutsk, Russia for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGR conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and field duplicates. EMX has reviewed the drill core and QA/QC results, and conducted independent field reviews and due diligence check sampling that confirmed the IGR results.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in eleven countries on five continents, and generates wealth via grassroots prospect generation, strategic acquisition, and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the six-month period ended June 30, 2012 (the "MD&A") and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com